Via Facsimile and U.S. Mail
Mail Stop 4720

March 8, 2010

Paul J. Lytle
Chief Financial Officer
Peregrine Pharmaceuticals, Inc.
14282 Franklin Avenue
Tustin, CA 92780-7017

      Re: Peregrine Pharmaceuticals, Inc.
                Form 10-K for the Year Ended April 30, 2009
                Filed on July 14, 2009
                File Number: 001-32839

Dear Mr. Lytle:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1

1. We note your disclosure on pages 7 and 8 of the filing which discusses various in-licensing and out-licensing collaborations to which the company is a party. Please revise to discuss the term and termination dates of each collaboration agreement and to quantify all fees paid to date, the total potential milestone payments due under each agreement individually and the royalty rates. Also, please file copies of the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K. In the event you do not believe you are substantially dependent

on any one of these agreements, please provide us with an analysis supporting your determination.

Patents and Trade Secrets, page 13

2. Please revise to include a more robust discussion of your material patents, including which product groups they relate to, the expiration dates for each and the jurisdictions in which each was granted. See Item 101(c)(1)(iv) of Regulation S-K for guidance.

Risk Factors

"Our dependency on our radiolabeling suppliers may negatively impact our ability to complete clinical trials and market our products." page 30

3. We note the above listed risk factor on page 30 of the filing. Based on your disclosure it appears that you are substantially dependent on your agreements with Iso-tex Diagnostics, Inc. and the Board of Radiation & Isotope Technology. Therefore, please file each as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Also, please revise the Business section to discuss the material terms of each agreement, including the term and termination provisions thereof. In the event you do not believe you are substantially dependent on one or both of these agreements, please provide us with an analysis supporting your determination.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

4. We note that you are recognizing revenue from the U.S. Department of Defense's Defense Threat Reduction Agency in accordance with ARB 43 Chapter 11 (FRC 912-605-25). Please revise your disclosure to clarify how you recognize the "fixed fee" portion of your revenues and tell us why your recognition method for this component is appropriate under the authoritative guidance.

*   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Joel Parker, Accounting Branch Chief at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Laura Crotty, Attorney at (202) 551-3563 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant